Exhibit (a)(5)(JJ)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any Shares or ADSs (each as defined below). The Offer (as defined below) is made solely by the Offer Document first published April 13, 2006, as amended, and is being made to all holders of Shares, including those represented by ADSs. The Offer is being made pursuant to the German Securities Acquisition and Takeover Act and applicable U.S. securities laws, and the Bidder (as defined below) does not assume any responsibility for making any further announcement or registrations or for obtaining further licenses or approvals in respect of the Offer outside of Germany and the United States except as required by law. In those jurisdictions in the United States where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Bidder by Credit Suisse Securities (USA) LLC, the Dealer Manager in the United States for the Offer, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Dritte BV GmbH,

a wholly owned subsidiary of

Bayer Aktiengesellschaft,

May Purchase Shares

of

Schering Aktiengesellschaft

in

Open Market or Privately Negotiated Transactions

at

Prices Above

the

Original Offer Price of EUR 86.00 Per Share

Dritte BV GmbH, a German limited liability company (the “Bidder”) and a wholly-owned subsidiary of Bayer Aktiengesellschaft, a German stock corporation (“Bayer”), commenced an offer (together with any amendments or supplements thereto, the “Offer”) to acquire all outstanding bearer shares with no par value (the “Shares”), including Shares represented by American Depositary Shares (“ADSs”), of Schering Aktiengesellschaft, a German stock corporation (“Schering”), at a purchase price of EUR 86.00 per Share in cash (such amount being referred to herein as the “Original Offer Price”), upon the terms and subject to the conditions set forth in the Offer Document first published April 13, 2006 (as amended, the “Offer Document”) and (i) with respect to holders of Shares (but not ADSs) resident in the United States in the declaration of acceptance and (ii) with respect to holders of ADSs, in the ADS letter of transmittal.

The Bidder hereby announces that Bayer, the Bidder or persons acting on their behalf may acquire Shares (but not ADSs) in open market or privately negotiated transactions outside the United States at prices above the EUR 86.00 per Share Original Offer Price.  If such purchases are made in transactions at prices in excess of EUR 86.00 per Share, then, by operation of German law, if the conditions to the Offer are satisfied at the end of the acceptance period, the Bidder shall automatically be obligated to pay the highest such price for all Shares, including all Shares represented by ADSs, tendered in the Offer and the Offer will expire on June 14, 2006 at 24:00 hours Frankfurt time / 6:00 p.m. New York City time.

No assurance can be made that purchases will be made at prices above the Original Offer Price or, if such purchases are made, as to the prices thereof.

If the Bidder, Bayer or any person acting on their behalf acquires any Shares outside the Offer in open market or privately negotiated transactions (whether at, above or below EUR 86.00 per Share), Bayer will disclose the number of Shares acquired, the highest price paid per share and, if applicable, the increased offer price in the United States at approximately the same time such disclosure is made in Germany in accordance with German law.  Among other things, information regarding such purchases will be published in the Börsen-Zeitung each morning in accordance with German law and posted on Bayer’s website at http://www.bayer.com.  Such information will also be disclosed by press release in the United States prior to the opening of the New York Stock Exchange on any given day and an amendment to Schedule TO will be filed with the Securities and Exchange Commission.

The Offer remains subject to a number of conditions, including the minimum acceptance threshold, that must be satisfied at the end of the acceptance period.  By operation of German law, the acceptance period for the Offer expires on June 14, 2006 at 24:00 hours Frankfurt time / 6:00 p.m. New York City time.  Under German law, the acceptance period for the Offer cannot be extended by Bayer or the Bidder.

The Offer Document and the applicable related documents described herein contain important information which should be read carefully before any decision is made with respect to the Offer.

The Bidder and Bayer have obtained exemptive and no-action relief from certain provisions of the federal securities laws and rules adopted thereunder, including, but not limited to, Rule 14e-1(b) and Rule 14e-5 promulgated under the Unites States Securities Exchange Act of 1934, as amended, from the Securities and Exchange Commission permitting them (or financial institutions on their behalf) to make purchases of Shares outside of the Offer. The Bidder and Bayer (and financial institutions on their behalf) may make open market purchases of Shares in accordance with such exemptive relief and may make additional purchases from time to time in open market transactions, privately negotiated transactions, or otherwise.